Exhibit 99.103

APHRIA APPLAUDS PASSAGE OF BILL C-45, A HISTORIC MILESTONE FOR
CANADA AND THE CANNABIS INDUSTRY

With annualized production of 255,000 kg, Aphria is well-prepared to meet the demand of the new adult-use market and our medical cannabis patients

LEAMINGTON, ON, June 20, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today provided the following statement in response to the passage of Bill C-45, the Cannabis Act:

Vic Neufeld, CEO of Aphria, said, “This is a historic milestone for our industry and for our country that will reverberate around the world as Canada solidifies its progressive leadership on cannabis. We are pleased to now have a regulatory framework for adult-use cannabis in place that sets the groundwork for the continuing evolution of this rapidly expanding industry. We applaud the Government’s consistent and conscientious efforts to protect public health and safety, restrict access to youth and eliminate the black market.”

“Today also represents an important milestone for our business, for which all of us at Aphria have been eagerly awaiting,” said Neufeld. “Thanks to the dedication of our incredible team, and our focus on innovation, R&D and our unmatched ability to grow high-quality, clean and safe cannabis to scale, we are ready to hit the ground running. Backed by our annualized production capacity of 255,000 kg by early next year, we are well prepared to the meet the anticipated demand in the adult-use market while continuing to serve the ongoing needs of our medical cannabis patients. We look forward to continuing to work with the Government as a long-term partner to evolve the industry in Canada and further its global success story.”

“We would like to acknowledge the work of government, industry, partners and all of our employees in getting us to this stage. As a country, we are already leading the way in medical cannabis, and it is thanks to the collaboration and diligence of all involved that we now have the opportunity to break new ground and set the standard for a successful adult-use cannabis regime in Canada.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-

grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, patents and IP, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s in-house and licensed portfolio of brands are grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in over 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.